[Letterhead of Eversheds Sutherland (US) LLP]

May 29, 2019

VIA EDGAR

James E. O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oxford Lane Capital Corp.

Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File Nos. 333-225462 and 811-22432) filed on May 29, 2019

Dear Mr. O’Connor:

On behalf of Oxford Lane Capital Corp. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford Post-Effective Amendment No. 3 to the Company’s registration statement on Form N-2 (File Nos. 333-225462 and 811-22432), filed with the Commission on May 29, 2019 (“Amendment No. 3”), selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in Amendment No. 3 contains no material changes from the disclosure included in Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s registration statement on Form N-2 (File Nos. 333-225462 and 811-22432) filed with the Commission on August 1, 2018 and declared effective on August 2, 2018, except for (i) revisions reflecting material developments relating to the Company since the effective date of Amendment No. 1, and (ii) the inclusion of annual audited financial statements and related financial data for the fiscal year ended March 31, 2019, together with disclosure relating thereto.

James E. O’Connor, Esq.

May 29, 2019

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If you have any questions or additional comments concerning the foregoing, please contact Vlad M. Bulkin at (202) 383-0815 or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:     Vlad M. Bulkin